Exhibit 1

BRASIL TELECOM PARTICIPAÇÕES S.A.	BRASIL TELECOM S.A.
Publicly-Held Company	Publicly-Held Company
CNPJ/MF No. 02.570.688/0001-70	CNPJ/MF No. 76.535.764/0001-43
NIRE No. 53.3.0000581-8	NIRE No. 53.3.0000622–9

COMMUNICATION TO THE MARKET

Brasil Telecom Participações S.A. (“BrT Part” – Bovespa: BRTP3/BRTP4; NYSE: BRP) and Brasil Telecom S.A. (“BrT” – Bovespa: BRTO3/BRTO4; NYSE: BTM), hereby disclose that their shareholders gathered together at the general shareholders’ meetings of the respective companies, held on September 30, 2009 (of which minutes will be published in the Diário Oficial da União and in the newspaper Valor Econômico, on October 2, 2009), approved the merger of BrT Part with and into BrT (the “Merger”), which represents the second stage required to implement the Corporate Reorganization, which will result, in the end, in the migration of the shareholders of BrT Part and of BrT to Telemar Norte Leste S.A.

In connection with the Merger, BrT will succeed to the assets, rights and obligations of BrT Part, which will then cease to exist. The shareholders of BrT Part will receive shares of BrT in proportion to the approved exchange ratios. As a result, the total subscribed and paid-in capital of BrT will be R$3,731,058,950.28, represented by 603,020,546 shares, comprised of 203,423,176 common shares and 399,597,370 preferred shares, all nominative and without pare value.

1. Withdrawal Rights

Pursuant to the provisions set forth in Article 137 of Law No. 6,404/76, shareholders holding common shares of BrT Part who do not approve the resolution of the general meeting which approved the Merger will have the right to withdrawal their shares of BrT Part (“Withdrawal Rights”), and will be entitled to the reimbursement of their shares at a value of R$15.90 per share, in compliance with the balance sheet of BrT Part as of December 31, 2008, the most recent approved by the general shareholders’ meeting of BrT Part.

The Withdrawal Rights may only be exercised by dissenting shareholders and for all common shares proved to be owned by those shareholders continuously from April 25, 2008, which is the date of publication of the Relevant Fact that first announced the Merger, until the date of the exercise of the Withdrawal Rights. Shares acquired after April 25, 2008 will not entitle their shareholders to Withdrawal Rights with respect to the Merger.

Shareholders holding preferred shares issued by BrT Part will not have Withdrawal Rights, as the preferred shares are endowed with liquidity and dispersal on the market, in accordance with Article 137, II of Law No. 6,404/76. The holders of American Depositary Shares representative of BrT Part preferred shares will not have Withdrawal Rights with respect to the Merger.

Any dissenting shareholder who wishes to exercise its withdrawal right must specifically express its intention to do so, from October 5, 2009 until November 3, 2009, inclusive, the deadline of the term for the exercise of the Withdrawal Rights.

2. Conditions for the Exercise of the Right of Withdrawal

Shareholders owning common shares of BrT Part who wish to exercise their Withdrawal Rights must appear at any of the branches of Banco Real S.A. (“Banco Real”), the depositary institution of BrT Part’s shares, within the banking hours of the shareholder’s location, complete a form related to the exercise of Withdrawal Rights available at the financial institution, and present certified copies of the following documents:

Individual Shareholders: CPF/MF, identity card, proof of residence (issued within two months prior to the exercise date);

Corporate Shareholders: CNPJ/MF, minutes approving the election of the directors (legal representatives), By-Laws or Articles of Association with the respective amendments, as well as the documents of the partners/legal representatives (CPF/MF, identity card and proof of residence).

The shareholders whose shares are in custody with the Assets Depositary Agency of BM&FBOVESPA must exercise the Withdrawal Rights through their custody agents, if desired.

Shareholders represented by an attorney-in-fact must deliver the respective power of attorney granting specific powers for the attorney-in-fact to express the exercise of the Withdrawal Rights and to request the reimbursement of shares, on behalf of the shareholder, in addition to the abovementioned documents.

3. Additional Information Regarding Withdrawal Rights:

Any dissenting shareholder may, when exercising its Withdrawal Rights, request that a special balance sheet of BrT Part be drawn up, as set forth in §2 of Article 45 of Law No. 6,404/76. In this case, after the expiry of the deadline set for the reconsideration of the Merger, the shareholder will receive 80% of the value of the reimbursement for its shares, in compliance with the balance sheet as of December 31, 2008, and the balance, if any, shall be paid within 120 (one hundred and twenty) days as from the date of the decision taken by the general shareholders’ meeting approving the Merger.

The date and the conditions for the payment of Withdrawal Rights will be disclosed after the end of the Withdrawal Rights period, and the payment of the amount of reimbursement will depend on the effective completion of the Merger, as set forth in Article 230 of Law No. 6,404/76.

The shares issued by BrT Part will continue to be traded under BrT Part’s ticker symbol until the issuance of the new shares of BrT issued as a result of the Merger. After the period for exercise of Withdrawal Rights, BrT and Brt Part will disclose the date on which new shares of BrT issued as a result of the Merger will begin to be traded.

4. Fractional Shares of BrT

Fractional shares of BrT resulting from the conversion of shares held by each BrT Part shareholder will be grouped together and sold at an auction to be held on the BM&FBOVESPA after the end of the Withdrawal Rights exercise period, and the proceeds received through such sale made available to the respective shareholders after the final financial settlement of the shares sold in the auction. The date of the beginning of the auctions of sale of shares of BrT resulting from the Merger and the term of payment of the amounts obtained in the auctions will be disclosed after the end of the Withdrawal Rights exercise period.

Additional information about the trading of BrT Part and BrT shares will be disclosed to shareholders and to the market after the end of the Withdrawal Rights exercise period.

Additional information may be obtained from the Investor Relations Department of BrT Part, through the telephone number (+55) (21) 3131-1332/1316, or through the e-mail www.oi.com.br/ri.

5. Discontinuation of Level 1 Practices by BrT Part

BrT Part further notifies its shareholders and the market that at the extraordinary shareholders’ meeting held on September 30, 2009, its shareholders approved the discontinuation of Level 1 Differentiated Corporate Governance Practices of the BM&FBOVESPA, pursuant to Item 7.1 of the Regulations of the Level 1 Differentiated Corporate Governance Practices.

In connection with the abovementioned approval, BrT Part notified the BM&FBOVESPA on October 1, 2009, that as of November 3, 2009, it will no longer be subject to the Level 1 Differentiated Corporate Governance Practices.

Rio de Janeiro, October 2, 2009.

Alex Waldemar Zornig

Investor Relations Officer

Brasil Telecom Participações S.A.

Brasil Telecom S.A.